Burnet,
Duckworth
& Palmer LLP
Law Firm

07027179

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

SEC MAIL PROCESSING
RECEIVED
OCT 10 2007
WASH. D.C. 182 SECTION

SUPPL

Via Courier

October 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated September 26, 2007;

2. Press Release dated September 28, 2007; and

3. Press Release dated October 9, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 08.doc

File No. 82-34785

rockenergy

Rock Energy Announces Shareholder Approval of Private Placement to ARC and Greenbank Plan of Arrangement

September 26, 2007

Rock Energy Inc. RE- TSX ("Rock") is pleased to announce that it received today shareholder approval of the previously announced private placement with ARC Energy Fund 5 and the plan of arrangement with Greenbank Energy Ltd. (a private company) pursuant to which Rock will acquire all of the issued and outstanding common shares of Greenbank.

With respect to the private placement in excess of 99% of shareholders voting voted in favour of issuing to ARC Energy Fund 5 by way of private placement not less than 2,469,136 common shares and up to 3,703,704 common shares at a price of $4.05 per Rock share for gross proceeds of up to $15 million.

With respect to the plan of arrangement with Greenbank in excess of 99% of shareholders voting (in excess of 99% excluding ARC Energy Fund 4) voted in favour of acquiring all the issued and outstanding common shares of Greenbank for 0.1732 Rock shares for each Greenbank common share or $0.70 cash per Greenbank common shares subject to a maximum of $15 million cash consideration (the "Transaction").

Greenbank's shareholders also voted today on the plan of arrangement and in excess of 99% of shareholders voting (in excess of 99% excluding ARC Energy Fund 4) voted in favour of the Transaction.

Closing of the Transaction is subject to the approval of the court of Queen's Bench of Alberta which is expected to be received on September 27, 2007. The private placement and Transaction are expected to close and become effective on September 28, 2007.

Advisory

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the security to be distributed pursuant to the plan of arrangement. Such securities will not be and have not been registered under the United States Security Act of 1993, and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of

such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

rockenergy

Rock Energy Announces Closing of Private Placement to ARC and Greenbank Plan of Arrangement and Director Changes

September 28, 2007

Rock Energy Inc. RE- TSX ("Rock") is pleased to announce that today it has closed the previously announced private placement with ARC Energy Fund 5 and the plan of arrangement with Greenbank Energy Ltd. (a private company).

The plan of arrangement was approved by the court of Queen's Bench of Alberta on September 27 and today Rock issued approximately 3.143 million shares and $12.1 million to acquire all of the outstanding shares of Greenbank. Rock issued approximately 2.999 million shares for proceeds of $12.1 million to ARC Energy Fund 5 in the private placement. The proceeds of the private placement were used to fund the cash portion of the Greenbank acquisition. Rock now has approximately 25.789 million shares outstanding of which ARC Energy Fund 5 and other funds advised by ARC Financial Corp. ("ARC") control 26.5% of the shares. ARC is Canada's largest private equity firm focused on investing in junior energy companies.

In conjunction with the closing Matt Brister has resigned as a director and Malcolm Adams, Vice President of ARC, has joined Rock's board. Rock would like to thank Matt for his considerable and valuable contribution to the company and wish him all the best with his future endeavours. Rock is pleased to have Malcolm join the board. Mr. Adams is a Professional Engineer and an ICD.D certified director who brings industry and board experience to Rock.

Advisory

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the security to be distributed pursuant to the plan of arrangement. Such securities will not be and have not been registered under the United States Security Act of 1993, and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an

energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

File No. 82-34785

rockenergy

Rock Energy Announces Third Quarter 2007 Operations Update and Management Changes

October 9, 2007

Rock Energy Inc. RE- TSX ("Rock") is pleased to announce with closing of the acquisition of Greenbank Energy effective September 28, 2007 current production has climbed to exceed 2,600 boe per day (60% oil). The company now has 25.8 million shares outstanding (basic) and current debt is estimated at $25 million against bank lines of $36 million. During the third quarter Rock participated in the drilling of five (5.0 net) heavy oil wells, one (0.94 net) gas well in the Plains, one (0.17 net) gas well at Musreau, and one (0.375 net) gas well at Kakwa. The heavy oil wells have been brought on production, and the gas well in the Plains is being tied in.

During the fourth quarter Rock expects to participate in the drilling of one well at Elmworth, one well at Saxon, and one well at Tony Creek however most of our capital and attention will be focused on tie-in operations for Rock's gas production in the Musreau, Kakwa, and Plains areas.

Rock is pleased to announce that Jeff Campbell has agreed to join the company as the Vice President of Operations and Chief Operating Officer effective November 1, 2007. Jeff is a professional engineer with over 25 years experience in the industry. Jeff's most recent position was the Executive Vice President for Seneca Energy Canada. Prior to that Jeff worked with Mr. Allen Bey to co-found Avid Oil and Gas. In addition to Mr. Campbell joining the organization, Rock is happy to announce the promotion of Mr. Arezki Ioughlissen to Vice President of Exploration effective November 1, 2007. Mr. Ioughlissen has been with Rock for 4 years as Chief Geophycist, and been instrumental in developing the exploration program. In conjunction with these new appointments Rock has agreed to issue a total of 88,524 flow-through shares at a price of $3.05/share to Mr. Campbell and Mr. Ioughlissen for proceeds of $270,000 by way of a private placement, subject to the receipt of all necessary regulatory approvals.

Mr. Sean Moore, Vice President, Production, and Mr. Sandy Brown Vice President, Exploration have tendered their resignations to the company to pursue other business opportunities. We wish to thank Mr. Moore and Mr. Brown for their significant contribution during the last 5 years, and wish them all the best in their future endeavors.

As we begin the fourth quarter of 2007 Rock has positioned itself with a strong base of production and cash flow. The company has developed over 100 drilling locations on its land base that provide a complete portfolio of opportunity. For 2008, the company is planning to spend the funds generated from operations on its drilling projects, and expects to grow cash flow per share by approximately 40% to $1.00/share (based on WTI oil price of $70.00 US/bbl and AECO gas price of $7.00 CDN/mcf and an exchange rate of $0.95 CDN/$US). Rock has the opportunities and the financial capability to deliver value growth for its shareholders.

Advisory

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the security to be distributed pursuant to the plan of arrangement. Such securities will not be and have not been registered under the United States Security Act of 1993, and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END